Exhibit 99.1

NANO LABS LTD

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	32,431,081	363,440,412	50,769,761
Restricted cash	418,722	468,526	65,449
Accounts receivable, net	572,803	507,688	70,920
Inventories, net	29,866,418	35,850,932	5,008,093
Prepayments	4,606,066	8,652,263	1,208,653
Cryptocurrencies	242,889,085	776,702,624	108,499,235
Other current assets	55,858,433	52,122,427	7,281,092
Total current assets	366,642,608	1,237,744,872	172,903,203
Non-current assets:
Long-term investment	—	2,000,000	279,384
Property, plant and equipment, net	197,341,915	188,159,300	26,284,372
Intangible assets, net	46,745,444	46,252,522	6,461,113
Operating lease right-of-use assets	5,203,525	3,572,268	499,018
Total non-current assets	249,290,884	239,984,090	33,523,887

TOTAL ASSETS	615,933,492	1,477,728,962	206,427,090

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	18,000,000	33,000,000	4,609,840
Current portion of long-term debts	5,350,000	6,120,000	854,916
Convertible notes denominated in Bitcoin	—	470,948,166	65,787,747
Accounts payable	18,101,451	23,204,810	3,241,529
Advance from customers	98,895,905	95,626,084	13,358,210
Operating lease liabilities, current	1,914,109	1,019,231	142,379
Other current liabilities	67,163,217	53,026,502	7,407,384
Total current liabilities	209,424,682	682,944,793	95,402,005
Non-current liabilities:
Long-term debts	170,683,636	173,479,763	24,233,756
Operating lease liabilities, non-current	2,917,350	2,222,688	310,492
Total non-current liabilities	173,600,986	175,702,451	24,544,248
Total liabilities	383,025,668	858,647,244	119,946,253
Shareholders’ equity:
Class A ordinary shares ($0.002 par value; 14,141,093 and 1,097,141,091 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 13,273,596 and 20,712,924 shares issued as of December 31, 2024 and June 30, 2025, respectively; 12,815,143 and 20,258,282 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	176,842	283,472	39,599
Class B ordinary shares ($0.002 par value; 2,858,909 shares authorized; 2,858,909 shares issued and outstanding as of December 31, 2024 and June 30, 2025)	36,894	36,894	5,154
Additional paid-in capital	780,499,664	1,180,185,753	164,862,648
Accumulated deficit	(565,218,741)	(572,273,282)	(79,942,067)
Statutory reserves	6,647,109	6,647,109	928,549
Accumulated other comprehensive income	8,647,353	6,805,404	950,661
Total Nano Labs Ltd shareholders’ equity	230,789,121	621,685,350	86,844,544
Noncontrolling interests	2,118,703	(2,603,632)	(363,707)
Total shareholders’ equity	232,907,824	619,081,718	86,480,837
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	615,933,492	1,477,728,962	206,427,090

The accompanying notes are an integral part of these unaudited consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Net revenues	24,739,480	8,283,373	1,157,122
Cost of revenues	24,709,417	18,991,737	2,652,996
Gross profit (loss)	30,063	(10,708,364)	(1,495,874)

Operating expenses:
Selling and marketing expenses	4,334,564	2,617,584	365,656
General and administrative expenses	25,453,212	21,544,148	3,009,548
Research and development expenses	28,934,228	3,163,558	441,924
Total operating expenses	58,722,004	27,325,290	3,817,128

Loss from operations	(58,691,941)	(38,033,654)	(5,313,002)

Other expenses (income):
Finance expenses (income)	(607,804)	274,189	38,302
Interest expenses	2,009,586	5,287,620	738,639
Interest income	(96,679)	(12,322)	(1,721)
Change in fair value of cryptocurrencies	—	(48,610,295)	(6,790,475)
Change in fair value of convertible notes	—	18,529,435	2,588,416
Other income	(851,374)	(1,724,344)	(240,877)
Total other expenses (income)	(453,729)	(26,255,717)	(3,667,716)

Loss before income tax provision	(59,145,670)	(11,777,937)	(1,645,286)
Income tax provision	—	—	—
Net loss	(59,145,670)	(11,777,937)	(1,645,286)
Less: net loss attributable to noncontrolling interests	(1,911,930)	(4,723,396)	(659,821)
Net loss attributable to Nano Labs Ltd	(57,233,740)	(7,054,541)	(985,465)

Comprehensive income (loss):
Net loss	(59,145,670)	(11,777,937)	(1,645,286)
Other comprehensive income:
Foreign currency translation adjustment	4,800,723	(1,840,888)	(257,158)
Total comprehensive loss	(54,344,947)	(13,618,825)	(1,902,444)
Comprehensive loss attributable to noncontrolling interests	(1,912,013)	(4,722,335)	(659,673)
Comprehensive loss attributable to Nano Labs Ltd	(52,432,934)	(8,896,490)	(1,242,771)

Net loss per ordinary share attributable to Nano Labs Ltd
Basic*	(8.46)	(0.43)	(0.06)
Diluted*	(8.46)	(0.43)	(0.06)

Weighted average number of shares used in per share calculation:
Basic*	6,766,671	16,548,783	16,548,783
Diluted*	6,766,671	16,548,783	16,548,783

*	After giving effect of the 10-for-1 reverse stock split effective on November 3, 2024, see Note 12.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Class A Ordinary Share		Class B Ordinary Shares		Additional			Accumulated Other		Total Shareholders’
	Number of Shares*	Amount	Number of Shares*	Amount	Paid—in Capital	Statutory Reserves	Accumulated Deficit	Comprehensive Income	Noncontrolling Interest	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance, January 1, 2024	3,724,236	50,106	2,858,909	36,894	428,310,028	6,647,109	(452,031,693)	2,254,558	(1,528,352)	(16,261,350)
Issuance of ordinary shares and warrants, net of issuance costs	434,783	6,176	—	—	30,604,069	—	—	—	—	30,610,245
Cash contribution from a noncontrolling shareholder	—	—	—	—	—	—	—	—	9,999,557	9,999,557
Share—based compensation	—	—	—	—	285,507	—	—	—	—	285,507
Issuance of ordinary shares upon the exercise of stock options	8,185	116	—	—	—	—	—	—	—	116
Net loss	—	—	—	—	—	—	(57,233,740)	—	(1,911,930)	(59,145,670)
Foreign currency translation adjustment	—	—	—	—	—	—	—	4,800,806	(83)	4,800,723
Balance, June 30, 2024	4,167,204	56,398	2,858,909	36,894	459,199,604	6,647,109	(509,265,433)	7,055,364	6,559,192	(29,710,872)
Balance, January 1, 2025	12,815,143	176,842	2,858,909	36,894	780,499,664	6,647,109	(565,218,741)	8,647,353	2,118,703	232,907,824
Issuance of ordinary shares and warrants in cash, net of issuance costs	5,952,381	85,272	—	—	330,401,650	—	—	—	—	330,486,922
Issuance of ordinary shares upon the exercise of warrants	573,233	8,218	—	—	26,545,198	—	—	—	—	26,553,416
Issuance of ordinary shares upon the exercise of stock options	3,811
Issuance of ordinary shares in exchange for cryptocurrencies, net of issuance costs	913,714	13,140			42,417,624					42,430,764
Cash contribution from a shareholder	—	—	—	—	259,280	—	—	—	—	259,280
Share—based compensation	—	—	—	—	62,337	—	—	—	—	62,337
Net loss	—	—	—	—	—	—	(7,054,541)	—	(4,723,396)	(11,777,937)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,841,949)	1,061	(1,840,888)
Balance, June 30, 2025	20,258,282	283,472	2,858,909	36,894	1,180,185,753	6,647,109	(572,273,282)	6,805,404	(2,603,632)	619,081,718
Balance, June 30, 2025 in US$	20,258,282	39,599	2,858,909	5,154	164,862,648	928,549	(79,942,067)	950,661	(363,707)	86,480,837

*	After giving effect of the 10-for-1 reverse stock split effective on November 3, 2024, see Note 12.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(59,145,670)	(11,777,937)	(1,645,286)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of right-of-use assets	2,209,489	718,621	100,386
Depreciation and amortization expenses	3,240,245	5,521,626	771,328
Gain on disposal of property, plant and equipment	—	(26,938)	(3,763)
Loss on lease termination	68,454	—	—
Share-based compensation	285,507	62,337	8,708
Inventory write-down	12,395,993	5,726,162	799,900
Change in fair value of cryptocurrencies	—	(48,610,295)	(6,790,475)
Change in fair value of convertible notes	—	18,529,435	2,588,416
Changes in assets and liabilities:
Accounts receivable, net	1,258,245	64,099	8,954
Inventories, net	(8,289,134)	(11,716,340)	(1,636,680)
Prepayments	617,643	(4,120,749)	(575,636)
Other current assets	(10,876,189)	4,210,499	588,174
Accounts payable	1,237,849	6,021,654	841,177
Advance from customers	(6,671,941)	(3,262,245)	(455,710)
Operating lease liabilities	(2,315,354)	(676,904)	(94,558)
Other current liabilities	(10,769,483)	(11,445,588)	(1,598,858)
Net cash used in operating activities	(76,754,346)	(50,782,563)	(7,093,923)

Cash flows from investing activities:
Purchases of property, plant and equipment	(32,935,838)	(597,910)	(83,523)
Proceeds from disposal of property, plant and equipment	—	2,088,051	291,684
Purchase of investment	—	(2,000,000)	(279,384)
Proceeds from disposal of cryptocurrencies	—	7,895,941	1,103,001
Net cash provided by (used in) investing activities	(32,935,838)	7,386,082	1,031,778

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and warrants	30,610,245	357,040,338	49,875,721
Cash contribution from a shareholder	—	259,280	36,219
Cash contribution from a noncontrolling shareholder	9,999,557	—	—
Proceeds from bank loans	185,306,916	21,216,127	2,963,726
Repayments of bank loans	(145,737,636)	(2,650,000)	(370,184)
Net cash provided by financing activities	80,179,082	375,865,745	52,505,482
Effects of exchange rate changes on cash, cash equivalents and restricted cash	4,853,211	(1,410,129)	(196,986)
Net increase (decrease) in cash, cash equivalents and restricted cash	(24,657,891)	331,059,135	46,246,351
Cash, cash equivalents and restricted cash at beginning of the period	48,582,654	32,849,803	4,588,859
Cash, cash equivalents and restricted cash at end of the period	23,924,763	363,908,938	50,835,210

Supplemental cash flow disclosures:
Interest paid	4,485,989	5,287,620	738,639
Income taxes paid	165,278	—	—

Non-cash investing and financing activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	1,927,067	912,636	127,488
Cryptocurrencies acquired through issuance of ordinary shares	—	42,430,764	5,927,243
Cryptocurrencies acquired through issuance of convertible notes	—	454,084,117	63,431,972
Payment of expense in the form of cryptocurrencies	—	490,482	68,516

The accompanying notes are an integral part of these unaudited consolidated financial statement.

NANO LABS LTD

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in RMB, except share or as otherwise noted)

1. Organization and nature of operations

Nano Labs Ltd (“Nano Labs”), incorporated on January 8, 2021, is a holding company, as an exempted company with limited liability in the Cayman Islands. Nano Labs principally engages in fabless integrated circuit (“IC”) design and sale of product solutions by integrating its self-designed IC products. The Company started cryptocurrency value investment business at the end of 2024.

Prior to the incorporation of the Company, the Company’s business was carried out by Zhejiang Haowei Technology Co., Ltd. (“Zhejiang Haowei”) and its subsidiaries. Zhejiang Haowei was established by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer, in July 2019. Nano Labs underwent a series of onshore and offshore reorganizations, which were completed in September 2021 (the “Reorganization”).

Immediately before and after the Reorganization, the controlling shareholders of Zhejiang Haowei controlled Zhejiang Haowei and Nano Labs; therefore, for accounting purposes, the Reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying unaudited consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. The Company’s major subsidiaries are as follows:

Name of subsidiaries	Date of incorporation	Place of incorporation	Ownership percentage	Principal activities
Zhejiang Haowei Technology Co., Ltd. (“Zhejiang Haowei”)	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang Nanomicro Technology Co., Ltd. (“Zhejiang Nanomicro”)	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang NanoBlock Technology Co., Ltd.	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang Ipollo Technology Co., Ltd.	August 18, 2020	Hangzhou, China	100%	Distribution of products
Nano Labs HK Limited	September 8, 2020	Hong Kong	100%	Investment
Nano Labs Inc	December 22, 2020	BVI	100%	Investment
Zhejiang Weike Technology Co., Ltd. (“Zhejiang Weike”)	June 2, 2021	Hangzhou, China	100%	Research and development of software
Ipollo Tech Inc	June 29, 2021	BVI	100%	Investment
Nano Technology HK Limited	July 7, 2021	Hong Kong	100%	Investment
Ipollo HK Limited	July 7, 2021	Hong Kong	100%	Distribution of products
Zhejiang Metaverse Technology Co., Ltd.	August 12, 2021	Hangzhou, China	100%	Investment
Ipollo Tech Ltd	October 27, 2021	Cayman	100%	Investment
Haowei Technology (Shaoxing) Co., Ltd.	November 3, 2021	Shaoxing, China	100%	Investment
Shenzhen Matamata Technology Co., Ltd.	November 17, 2021	Shenzhen, China	100%	Distribution of products
Nano bit HK Limited (formerly Tsuki HK Limited）	November 18, 2021	Hong Kong	100%	Investment
Tsuki Inc	January 7, 2022	United States	100%	Distribution of products
Metaski (Shaoxing) Technology Co., Ltd.	January 13, 2022	Shaoxing, China	100%	Distribution of products
Haoweiverse (Shaoxing) Technology Co., Ltd. (“Haoweiverse”)	January 13, 2022	Shaoxing, China	65%	Plant and distribution of products
Metameta (Shaoxing) Technology Co., Ltd.	January 25, 2022	Shaoxing, China	100%	Distribution of products
Ipolloverse HK Limited	May 18, 2022	Hong Kong	70%	Research and development
Metaverse (Shaoxing) Technology Co., Ltd.	May 20, 2022	Shaoxing, China	100%	Distribution of products
Ipolloverse Cayman Ltd	May 27, 2022	Cayman	70%	Investment
Ipolloverse Tech Inc	May 30, 2022	BVI	70%	Investment
Hangzhou Meta Technology Co., Ltd.	October 21, 2022	Hangzhou, China	100%	Distribution of products

Nano Labs and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

2. Summary of Significant Accounting Policies

Basis of preparation

The unaudited consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for the complete consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of June 30, 2025, results of operations and cash flows for the six months ended June 30, 2024 and 2025. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes thereto contained in the Company’s most recent consolidated annual financial statements filed with the SEC on Form 20-F. Results for the six months ended June 30, 2025 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Use of estimates

The preparation of the Company’s unaudited consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s unaudited consolidated financial statements include, but not limited to, inventory write-down, valuation of cryptocurrencies, valuation of convertible notes denominated in Bitcoin, useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets, valuation allowance for deferred tax assets and share-based compensation.

Principles of consolidation

The Company’s unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Functional currency and foreign currency translation

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the People’s Republic of China (“PRC”) is the United States dollar (“US$”), while the functional currency of the PRC entities in the Company is RMB as determined based on the criteria of ASC 830, “Foreign Currency Matters”.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the unaudited consolidated statements of operations and comprehensive income (loss).

The financial statements of the Company are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity (deficit) on the unaudited consolidated financial statement.

Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ were calculated at the rate of US$1.00=RMB7.1586 on June 30, 2025, representing the central parity rate on June 30, 2025 published by the People’s Bank of China. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2025, or at any other rate.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high credit ratings and quality.

Fair value measurement

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for similar assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

ASC 820 also describes three main approaches to measuring the fair value of assets and liabilities:

(1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

As of December 31, 2024 and June 30, 2025, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments, except for cryptocurrencies and convertible notes denominated in bitcoins.

Assets measured at fair value on a recurring basis as of December 31, 2024 and June 30, 2025 are summarized as below.

Fair Value Measurements as of December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at December 31, 2024
	RMB	RMB	RMB	RMB
Cryptocurrencies	776,702,624	—	—	776,702,624

Fair Value Measurements as of June 30, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at April 30, 2025
	RMB	RMB	RMB	RMB
Cryptocurrencies	242,889,085	—	—	242,889,085
Convertible notes denominated in bitcoin	—	470,948,166	—	470,948,166

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Cash and cash equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. As of December 31, 2024 and June 30, 2025, cash and cash equivalents in banks was RMB32,431,081 and RMB363,440,412, respectively.

Restricted cash

Restricted cash mainly represents the bank deposit frozen by the court as a result of legal proceedings. As of December 31, 2024 and June 30, 2025, the Company had restricted cash balance of RMB 418,722 and RMB 468,526, respectively.

Inventories, net

Inventories, consist of raw materials, work in process and finished goods. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

Cryptocurrencies

Cryptocurrencies are included in current assets in the consolidated balance sheets due to the Company’s ability to sell cryptocurrencies in a highly liquid marketplace, and such cryptocurrency holdings are expected to be realized in cash or sold or consumed during the normal operating cycle of the Company.

As a result of adopting ASC 350-60, Intangibles — Goodwill and Other, (“ASC 350-60”) on January 31, 2024 following modified retrospective method, cryptocurrencies are measured at fair value as of each reporting period. The fair value of cryptocurrencies are measured using the period-end closing price from the principal market, Binance, in accordance with ASC 820, Fair Value Measurement (“ASC 820”). The changes in cryptocurrencies valuation due to remeasurement in fair value within each reporting period are reflected on the consolidated statements of operations and comprehensive income (loss) as “Change in fair value of cryptocurrencies”. In accordance with ASC 350-60, the Company discloses realized gains and losses from the sale of cryptocurrencies and such gains and losses are measured as the difference between the cash proceeds and the cost basis of cryptocurrencies as determined using average cost method.

Cryptocurrencies acquired through issuance of ordinary shares and convertible notes are included within noncash financing activities in the consolidated statements of cash flows. The purchases and disposals of cryptocurrencies are included within investing activities in the consolidated statements of cash flows.

Property, plant and equipment, net

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Machinery and electronic equipment	3 to 10 years
Office furniture	5 years
Transportation equipment	4 years
Buildings and facilities attached to buildings	20 years

Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the remaining lease term.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of a franchise right and land use right. According to the law of PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government for a specified period of time. The Company amortizes its franchise right and land use right on a straight-line basis over the contractual term. The estimated useful lives are as follows:

Franchise right	2 years
Land use right	50 years

Impairment of long-lived assets

For long-lived assets including property, plant and equipment, right-of-use assets, and intangible assets with finite lives, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For the six months ended June 30, 2024 and 2025, no impairment of long-lived assets was recognized.

Convertible notes denominated in bitcoin

The Company issues non-interest-bearing convertible notes denominated in Bitcoin that can be converted into Class A ordinary shares of the Company at the option of the holder at any time point by the maturity date, which is 360 days from the issuance date. The conversion price is fixed in US$ amount, and the number of shares issued is subject to the Bitcoin price quoted on Hashkey Exchange on the date of conversion request. The convertible note is accounted for as hybrid instrument with a debt host contract and embedded derivatives linked to the fair value of Bitcoins and the Company’s stock prices. The Company measures this hybrid instrument at fair value through the election of fair value option. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument. The gain or loss from change in fair value of convertible notes are reported as a separate caption in other expenses (income) on the consolidated statements of operations and comprehensive income (loss).

The fair value of the convertible notes denominated in bitcoin was measured using Monte Carlo simulation model. The significant inputs used in the Monte Carlo simulation model include stock price, bitcoin price, expected volatility of stock price and bitcoin price, term, and risk-free interest rate.

Revenue from contracts with customers

Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax and applicable local government levies.

Product sales revenue

The Company generates revenue primarily from the sale of product solutions by integrating its self-designed IC products (e.g., high throughput computing, or HTC, solutions) directly to a customer, such as a business or individual engaged in mining activities.

The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to customers. The Company’s sales arrangements usually require prepayment before the delivery of products. The advance payment is not considered a significant financing component. The Company elected to account for shipping and handling fees as a fulfillment cost. The product sales contracts generally include product warranty provisions. The Company did not accrue warranty liabilities for the product sales as the financial impacts of the warranty have historically been and are expected to continue to be immaterial. The Company estimates sales return based on historical experiences and there was no allowance for sales return recorded during the six months ended June 30, 2024 and 2025.

Service revenue

The Company also generates revenue from its design and technical services under separate contracts. Revenues from the design and technical service to the customers are recognized at a point in time when services are provided.

Revenue disaggregation

In accordance with ASC 606, the Company disaggregates revenue from contracts with customers by revenue stream. The Company determined that disaggregating revenue into these categories meets the disclosure objective in ASC 606 which is to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by regional economic factors. The following table summarizes the net revenues generated from different revenue streams:

	For the six months ended June 30,
	2024	2025
	(Unaudited) RMB	(Unaudited) RMB
Product sales revenue	20,352,715	7,931,032
Service revenue	4,386,765	352,341
Net revenues	24,739,480	8,283,373

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods or services to the customer. As of December 31, 2024 and June 30, 2025, the Company recorded contract liabilities of RMB98,895,905 and RMB95,626,084, respectively, which were presented as advance from customers on the accompanying unaudited consolidated balance sheets. During the six months ended June 30, 2024 and 2025, the Company recognized RMB12,066,145 and RMB2,481,345 from the opening balance of contract liabilities as revenue, respectively.

Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs and service costs. Product costs include costs of raw material, contract manufacturers for production, shipping and handling costs, warehousing costs, slow-moving and obsolete inventories write-downs, prepayments write-downs, and value-added tax recoverable write-downs. Service costs include labor costs and material costs. During the six months ended June 30, 2024 and 2025, the Company recorded inventory write-down of RMB12,395,993 and RMB 5,726,162 as cost of revenues, respectively.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion, salaries, and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Advertising and promotion costs in the amounts of RMB245,883 and RMB650,802 for the six months ended June 30, 2024 and 2025, respectively, are included in selling and marketing expenses.

Shipping and handling costs amounting to RMB226,046 and RMB67,285 for the six months ended June 30, 2024 and 2025, respectively, are included in selling and marketing expenses.

Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, raw materials used, consulting and contractor expenses, testing and processing expenses and other expenses in associated with research and development activities. The Company recognizes research and development expenses as expense when incurred.

Leases

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Company elected not to record assets and liabilities on its unaudited consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

Employee social security and welfare benefits

Employees of the Company in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

Share-based compensation

Restricted shares and options granted to employees and directors are accounted for under ASC Topic 718, “Compensation - Stock compensation” (“ASC 718”). In accordance with ASC 718, the Company determines whether restricted shares or options should be classified and accounted for as an equity award. All grants of restricted shares and options to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. The value of the portion of the award that is ultimately expected to vest is recognized as compensation expense over the requisite service periods in the statements of operations. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date.

The fair value of stock options granted is estimated on the grant date using the Binomial or Black-Scholes model.

Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax income rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred income tax assets will not be realized in the foreseeable future.

In accordance with the provisions of ASC 740, “Income taxes”, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties arising from underpayment of income taxes are computed in accordance with the applicable tax law and is classified in the unaudited consolidated statements of operations as income tax expense.

Noncontrolling interests

For the Company’s consolidated subsidiaries, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of the Company’s unaudited consolidated balance sheets and have been separately disclosed in the Company’s unaudited consolidated statements of operations and comprehensive income (loss).

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income (loss) for the periods presented includes net income (loss) and foreign currency translation adjustments.

Earnings (loss) per share

The Company computes earnings (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method.

Segment Reporting

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer of the Company who reviews financial information of operating segments based on U.S. GAAP. The CODM now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment. The CODM evaluates performance for the Company’s single operating segment and decides how to allocate resources based on the Company’s consolidated net income (loss) that is reported in the consolidated statements of operations and comprehensive income (loss) as net income. As of December 31, 2024 and June 30, 2025, substantially all of the Company’s long-lived assets are located in the PRC. The measure of segment assets is reported on the consolidated balance sheets as total assets. The CODM allocates resources across the Company based on consolidated net income derived during the annual budgeting process and throughout the year in monitoring actual results compared to budget and updated forecasts. These results are used to assess segment performance.

The operating segment financial information regularly reviewed by the CODM, inclusive assets, revenues, expenses, profit or loss, and noncash items are presented on a consolidated basis in the same amount and using the same captions as those included in the consolidated statements of operations and comprehensive income (loss), consolidated balance sheets, and consolidated statements of cash flows. There are no additional segment expense categories regularly provided to the CODM. Therefore, there are also no amounts classified as other segment items requiring disclosure.

For the six months ended June 30, 2024 and 2025, the Company’s net revenues by geographical location of customers are as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
	RMB	RMB
PRC	20,059,137	5,462,221
The United States	1,019,596	946,288
Singapore	3,409,737	—
Hong Kong	—	1,249,900
Others	251,010	624,964
Net revenues	24,739,480	8,283,373

Recently adopted or issued accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvement to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, on a prospective basis. Early adoption is permitted. The Company adopted ASU No. 2023-09 on January 1, 2025, which did not have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses”, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU No. 2024-03.

3. Inventories, net

Inventories, net consist of the following:

	As of December 31, 2024	As of June 30, 2025
		(Unaudited)
	RMB	RMB
Raw materials	11,064,697	4,373,715
Work in process	9,979,114	27,861,392
Finished goods	8,822,607	3,615,825
Inventories, net	29,866,418	35,850,932

4. Prepayments

Prepayments consist of the following:

	As of December 31, 2024	As of June 30, 2025
		(Unaudited)
	RMB	RMB
Prepayments – inventories and processing fee	3,011,819	6,610,361
Prepayments – others	1,594,247	2,041,902
Prepayments	4,606,066	8,652,263

5. Other current assets

Other current assets consist of the following:

	As of December 31, 2024	As of June 30, 2025
		(Unaudited)
	RMB	RMB
Value-added tax recoverable	50,830,552	47,115,730
Deposits	2,202,904	2,497,874
Others	2,824,977	2,508,823
Total	55,858,433	52,122,427

6. Cryptocurrencies

The following table presents the Company’s significant cryptocurrencies holdings as of June 30, 2025:

	Quantity	Cost Basis	Fair Value
Bitcoin	1,000	740,385,593	770,387,447
USDT	882,180	6,337,509	6,315,177
Total cryptocurrencies held as of June 30, 2025		746,723,102	776,702,624

7. Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31, 2024	As of June 30, 2025
		(Unaudited)
	RMB	RMB
Cost:
Machinery and electronic equipment	17,409,218	14,733,245
Office furniture	370,667	370,966
Leasehold improvement	2,794,450	2,794,450
Transportation equipment	41,014	41,014
Buildings and facilities attached to buildings	194,892,201	192,785765
Less: Accumulated depreciation	(18,165,635)	(22,568,140)
Property, plant and equipment, net	197,341,915	188,159,300

Depreciation expenses recognized for the six months ended June 30, 2024 and 2025 were RMB2,747,323 and RMB5,028,704, respectively.

As of December 31, 2024 and June 30, 2025, property, plant and equipment with net book value of RMB188,432,414 and RMB181,819,264 was pledged as collateral under a loan arrangement, respectively (also see Note 11).

8. Intangible assets, net

Intangible assets, net consist of the following:

	As of December 31, 2024	As of June 30, 2025
		(Unaudited)
	RMB	RMB
Land use right	49,292,208	49,292,208
Franchise right	334,865	334,865
Less: Accumulated amortization	(2,881,629)	(3,374,551)
Intangible assets, net	46,745,444	46,252,522

Amortization expense for the six months ended June 30, 2024 and 2025 amounted to RMB492,922 and RMB492,922, respectively.

As of December 31, 2024 and June 30, 2025, land use right with net book value of RMB46,745,444 and RMB46,252,522 was pledged as collateral under a loan arrangement, respectively (also see Note 11).

As of June 30, 2025, the future estimated amortization expenses are as below.

Years ended December 31,	Estimated amortization expense
(Unaudited)
RMB
Remaining of 2025	492,922
2026	985,844
2027	985,844
2028	985,844
2029	985,844
Thereafter	41,816,224
Total	46,252,522

9. Operating leases

The Company entered into various operating lease agreements for offices space. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following component of lease cost are included in the Company’s unaudited consolidated statements of operations and comprehensive income (loss):

	For the six months ended June 30, 2024	For the six months ended June 30, 2025
	(Unaudited) RMB	(Unaudited) RMB
Operating lease cost	2,413,523	722,427
Short-term lease cost	363,912	45,425
Total lease cost	2,777,435	767,852

Supplemental disclosure related to operating leases were as follows:

	For the six months ended June 30, 2024	For the six months ended June 30, 2025
	(Unaudited) RMB	(Unaudited) RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	2,459,231	771,553

	As of December 31, 2024	As of June 30, 2025
		(Unaudited)
Weighted average remaining lease term of operating leases (years)	3.26	3.33
Weighted average discount rate of operating leases	6.24%	6.24%

The following table summarizes the maturity of operating lease liabilities as of June 30, 2025:

Years Ended December 31,	Lease Payment
(Unaudited)
RMB
Remaining of 2025	592,272
2026	1,194,360
2027	1,197,632
2028	602,089
Thereafter	—
Total lease payments	3,586,353
Less: imputed interest	(344,434)
Total lease liabilities	3,241,919
Less: current portion	(1,019,231)
Non-current lease liabilities	2,222,688

10. Other current liabilities

Other current liabilities consist of the following:

	As of December 31, 2024	As of June 30, 2025
		(Unaudited)
	RMB	RMB
Salary accrual	4,001,104	988,326
Deposit	150,303	121,136
Payable for property, plant and equipment	26,521,368	19,235,697
Tax accrual	16,173,063	14,615,471
Customer refund liabilities	14,471,474	14,471,474
Others	5,845,905	3,594,398
Total	67,163,217	53,026,502

11. Short-term and long-term debts

Short-term debts

Starting from September 2023, the Company entered into multiple short-term loan agreements with Hangzhou United Rural Commercial Bank Co., Ltd., for working capital and general business purposes. As of June 30, 2025, the loans bear a weighted average interest rate of 3.4% and weighted average years to maturity of 0.42 year. During the six months ended June 30, 2024 and 2025, the Company borrowed nil and RMB15,000,000, and repaid nil, respectively. The guaranty information of the Company's outstanding short-term loans as of December 31, 2024 and June 30, 2025 consist of the following:

	As of December 31, 2024	As of June 30, 2025
		(Unaudited)
	RMB	RMB
Guaranteed by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer, Mr. Qifeng Sun, the principal shareholder and vice chairman, and two subsidiaries within the Company's organizational structure	18,000,000	18,000,000
Guaranteed by Mr. Jianping Kong and one subsidiary within the Company's organizational structure	—	5,000,000
Guaranteed by the Mr. Jianping Kong, one subsidiary within the Company's organizational structure, and a third party financial institution	—	10,000,000

Long-term debts

On August 11, 2022, the Company entered into a line of credit agreement with Zhejiang Shaoxing Ruifeng Rural Commercial Bank for a credit line up to RMB100,000,000 with a due date on July 25, 2030. In June 2023, the credit line was increased to a maximum amount of RMB148,000,000, with guarantee provided by Mr. Jianping Kong starting from July 2023. In April 2024, the credit line was increased to a maximum amount of RMB198,000,000, with additional pledge by the Company’s property, plant and equipment. During the six months ended June 30, 2024 and 2025, the Company borrowed RMB185,306,916 and RMB6,216,727 under the credit line and repaid RMB145,737,636 and RMB2,650,000, respectively. The outstanding loans bear an annual interest rate of 5.4% with repayment dates for parts of the loan ranging from December 20, 2025 to July 25, 2030. The loans are pledged by the property, plant and equipment and land use right of the Company (mentioned in Note 7 and Note 8).

As of June 30, 2025, the future maturities of long-term debts are as below:

Years Ended December 31,	Principal Repayment
(Unaudited)
RMB
Remaining of 2025	2,700,000
2026	6,890,000
2027	8,430,000
2028	9,970,000
2029	11,510,000
Thereafter	140,099,763
Total	179,599,763

12. Shareholders’ equity (deficit)

On October 23, 2024, the shareholders of the Company approved a 10-for-1 reverse stock split (“the reverse stock split”). After such reverse stock split, the authorized share capital of the Company were divided into 25,000,000 ordinary shares with par value of US$0.002 each, comprising of :1) 12,141,093 Class A ordinary shares with par value of US$0.002 each, 2) 2,858,908 Class B ordinary shares with par value of US$0.002 each, and 3) 9,999,999 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine. The reverse stock split was effective on November 3, 2024.

All information related to the Company’s ordinary shares, restricted stock units and stock options, as well as all per share data included in these financial statements and footnotes have been retrospectively adjusted to reflect the reverse stock split for all periods presented.

On November 13, 2023, the Company issued a total of 518,950 Class A ordinary shares, being the maximum aggregate number of shares which may be issued under the 2022 Share Incentive Plan (see Note 13) of the Company, to Nanoeco Ltd (“Nanoeco”), a British Virgin Islands limited liability company wholly owned by Kastle Limited, who has been designated as the nominee holder for the 518,950 Class A ordinary shares, which serves as the ESOP platform. During the six months ended June 30, 2025, a total of 3,811 options were exercised by employees at exercise price of US$0.002 per share.

On April 11, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private placement (the “Offering”), the Company’s Class A ordinary shares at a purchase price of US$11.5 per share and warrants to purchase Class A ordinary shares. The warrants were exercisable immediately upon closing and have a term of exercise equal to five years. The Company issued an aggregate of 434,784 Class A ordinary shares and warrants to purchase 652,174 shares of Class A ordinary shares pursuant to the Purchase Agreement for gross proceeds of approximately US$5.0 million. The Company received all the net proceeds of approximately US$4.3 million (approximately RMB30.6 million) after deducting placement agent’s fees and other offering expenses by April 16, 2024. During the six months ended June 30, 2025, several investors exercised warrants to purchase a total of 573,233 Class A ordinary shares at the exercise price of US$6.46 per share. The Company received the gross proceeds of approximately US$3.7 million (approximately RMB26.5 million) by June 30, 2025.

On February 21, 2025, the Company entered into Securities Purchase Agreements with certain investors (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private placement, the Company’s Class A ordinary shares at a purchase price of US$6.46 per share. The Company issued an aggregate of 913,714 Class A ordinary shares for gross proceeds of approximately US$5.9 million (approximately RMB42.4 million), which includes US$3.9 million in Bitcoin and US$2.0 million in USDT. The Company received all the gross proceeds by February 20, 2025.

On March 7, 2025, the shareholders of the Company approved to: 1) increase the authorized share capital from US$50,000 divided into 25,000,000 ordinary shares with par value of US$0.002 each to US$4,200,000 divided into 2,100,000,000 shares with a par value of US$0.002 each, comprising of 1,097,141,091 Class A ordinary shares, 2,858,909 Class B ordinary shares, and 1,000,000,000 shares of such class or classes (however designated) as the Directors may determine; and 2) increase the votes per Class B ordinary share from 15 to 30.

On June 27, 2025, the Company entered into Securities Purchase Agreements with certain investors (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private placement (the “Offering”), the Company’s Class A ordinary shares at a purchase price of US$8.40 per share and warrants to purchase Class A ordinary shares at an exercise price of US$10.00 per share (subject to adjustment for stock splits and the like). The warrants were exercisable immediately upon closing and have a term of exercise equal to five years. The Company issued an aggregate of 5,952,381 Class A ordinary shares and warrants to purchase 5,952,381 shares of Class A ordinary shares pursuant to the Purchase Agreement for gross proceeds of US$50.0 million. The Company received all the net proceeds of approximately US$46.1 million (approximately RMB330.5 million) after deducting placement agent’s fees and other offering expenses by June 30, 2025.

As of December 31, 2024 and June 30, 2025, 458,453 and 454,642 Class A ordinary shares held by the ESOP platform are considered issued but not outstanding. As of December 31, 2024 and June 30, 2025, there were a total of 16,312,505 and 23,571,833 Class A and Class B ordinary shares issued, 15,674,052 and 23,117,191 Class A and Class B ordinary shares outstanding, respectively.

13. Share-based compensation

2022 Share Incentive Plan

In June 2022, our shareholders and board of directors adopted our 2022 share incentive plan, or the 2022 Plan, which has become effective upon the completion of our initial public offering, to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 518,950, which constitutes 10 % of the total issued and outstanding shares of our company on a fully-diluted basis as of the date of adoption.

Restricted Stock Units (“RSUs”)

On November 1, 2021, the Board of the Company approved the establishment of an employee benefit trust for the purpose of holding the Company’s ordinary shares to be transferred to the recipient employees and directors of the share awards granted prior to the establishment of the 2022 Plan. In January 2022, Mr. Jianping Kong and other original shareholders of Zhejiang Haowei transferred a total of 562,668 ordinary shares held by them on behalf of the respective equity reward holders to Nanometa Ltd. (“Nanometa”), the nominee of the employee benefit trust. 187,334 shares held by Nanometa were transferred to the recipient employees and directors. As of June 30, 2025, a total of 375,334 shares were still held by Nanometa, which comprises of: 1) 349,669 shares held on behalf of and transferable to the recipient employees and directors upon request; 2) 25,665 shares unassigned due to forfeiture of share awards.

During the six months ended June 30, 2024 and 2025, share-based compensation recognized by the Company related to the RSUs were RMB235 and nil, respectively. As of December 31, 2024 and June 30, 2025, unrecognized compensation cost is nil.

Options

On April 27, 2023, the Company granted a series of options under the 2022 share incentive plan: 1) the Company granted employees options to purchase a total of 22,522 Class A ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on April 27, 2024; 33.3% will be vested on April 27, 2025; and 33.3% will be vested on April 27, 2026; 2) the Company granted employees options to purchase a total of 7,787 Class A ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on July 12, 2023; 33.3% will be vested on July 12, 2024; and 33.3% will be vested on July 12, 2025; 3) the Company also granted employees options to purchase a total of 54,579 Class A ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. The options were fully vested and exercisable at the grant date. The options in 1) and 2) described above were subject to performance conditions based on the result of an annual performance review of the grantee in accordance with the predetermined performance targets. The Company estimated the annual performance review result for each grantee and recognized the related compensation expenses.

On August 16, 2023, under the 2022 plan, the Company granted an employee an option to purchase 1,299 ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on August 16, 2023; 33.3% will be vested on August 16, 2024; and 33.3% will be vested on August 16, 2025.

The following table summarizes the share option activity and related information for the six months ended June 30, 2025:

	Number of Options	Weighted Average Exercise Price (RMB)	Weighted Average Remaining Term (Years)	Weighted Average Grant Date Fair Value (RMB)	Aggregated Intrinsic Value (RMB)
Outstanding as of January 1, 2025	16,157	0.01	8.3	73.4	1,039,402
Granted	—	—	—	—
Forfeited	1,728	0.01	—	73.4
Exercised	3,811	0.01	—	73.4
Outstanding as of June 30, 2025	10,618	0.01	7.8	73.4	705,214
Vested and exercisable as of June 30, 2025	5,296	0.01	7.8	73.4	351,698

During the six months ended June 30, 2024 and 2025, share-based compensation recognized by the Company related to the options were RMB285,272 and RMB62,337 respectively. The outstanding unamortized share-based compensation related to options was RMB84,677 (which will be recognized through April 2026) as of June 30, 2025.

14. Statutory Reserves

The Company’s subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Company is not required to make appropriation to other reserve funds and the Company does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as offsetting the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the unaudited consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company has not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

The Company has made nil appropriations to statutory reserve for the six months ended June 30, 2024 and 2025.

15. Income Taxes

Cayman Islands

Under the current tax laws of Cayman Islands, the holding companies incorporated in the Cayman Islands are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

The holding companies incorporated in the British Virgin Islands are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entity to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company’ subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000. These companies did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

United States (“US”)

The Company’s subsidiary in the US is subject to profits tax at 21% statutory tax rate with respect to the profit generated from the US. The company did not make any provisions for the US profit tax as there were no assessable profits derived from or earned in the US since inception.

Singapore

The company incorporated in Singapore is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD100,000 (approximately RMB470,000) and 50% of the next SGD100,000 (approximately RMB470,000) taxable income exempted from income tax. The company did not make any provisions for Singapore income tax as there were no assessable profits derived from or earned in Singapore since inception.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, the Company’s PRC subsidiaries are subject to the EIT rate of 25%. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Zhejiang Nanomicro obtained the “high-tech enterprise” tax status in December 2021 and renewed the status in December 2024, which reduced its statutory income tax rate to 15% from December 2021 to December 2027. Zhejiang Weike obtained the “high-tech enterprise” tax status in December 2023, which reduced its statutory income tax rate to 15% from December 2023 to December 2026.

The provision for income taxes consists of the following:

	For the six months ended June 30, 2024	For the six months ended June 30, 2025
	(Unaudited)	(Unaudited)
	RMB	RMB
Current income tax expense	—	—
Deferred tax expense	—	—
Income tax expense	—	—

The effective tax rate was 0.00% for the six months ended June 30, 2024 and 2025.

16. Concentrations

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Customer A	17.2%	35.4%
Customer B	—	15.5%
Customer C	—	14.6%
Customer D	13.7%	—
Customer E	12.8%	—

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Supplier A	—	39.0%
Supplier B	—	14.2%
Supplier C	—	13.2%
Supplier D	15.7%	12.7%
Supplier E	11.5%	—
Supplier F	11.2%	—
Supplier G	10.5%	—
Supplier H	20.4%	—

17. Commitments and contingencies

Operating lease commitments

The information of lease commitments is provided in Note 9.

Contingencies

The Company is subject to litigation matters from time to time in the normal cause of business. The Company’s legal counsel and the management routinely assess the likelihood of adverse judgments and outcomes to these matters, as well as ranges of probable losses. Accruals are recorded for these matters to the extent that management concludes a loss is probable and the financial impact, should an adverse outcome occur, is reasonable estimable. The Company has not recorded any material liabilities in this regard as of December 31, 2024 and June 30, 2025.

On March 5, 2024, a customer filed a civil action against one of the Company’s subsidiaries at the People’s Court of Shangcheng District, Hangzhou City (“the Court”), for a sales contract dispute, claiming the contract should be annulled and demanding a return of payment of RMB2,973,600 with related interests. In July 2025, the Court dismissed the plaintiff’s claim in the first instance and the customer appealed a second instance to the Court. Given the nature of the case, as of this filing date, the amount liable by the Company in the event of an unfavorable outcome cannot be reasonably estimated.

The Company believes they have strong arguments against this claim and will defend vigorously.

One bank account of the Company was judicially frozen by the court as a result of legal proceedings. The frozen amount as of June 30, 2025 and this filing date was RMB468,526 and nil, respectively.

18. Subsequent events

Except as set forth below, there were no events that occurred subsequent to June 30, 2025 that require adjustment to or disclosure in the unaudited consolidated financial statements.

In July 2025, the Company entered into two short-term loan agreements with Bank of Hangzhou Co., Ltd, both guaranteed by Mr. Jianping Kong and Haoweiverse, to borrow a total amount of RMB10.0 million to fund the Company’s working capital. The borrowings bear an annual interest rate of 3.1% with maturity dates of January 23, 2026 and July 23, 2026.

In July 2025, the Company entered into a securities purchase agreement to purchase 495,050 shares and 495,050 stapled warrants of CEA industries, Inc. in a total subscription amount of approximately US$5.0 million paid in USDT.

On August 21, 2025, the Company entered into an at the market offering agreement (the “ATM Agreement”) with Maxim Group LLC (“Maxim”), pursuant to which the Company may offer and sell its Class A ordinary shares from time to time through Maxim, acting as the Company’s sales agent. The Company will pay Maxim as compensation a fixed commission rate of 2.5% of the gross proceeds of each sale of Class A ordinary shares. Pursuant to the registration statement filed registering shares to be sold in accordance with the terms of the ATM Agreement, the Company may offer and sell its Class A ordinary shares up to a maximum aggregate offering price of US$45,000,000.

From July to September 2025, the Company borrowed approximately RMB0.9 million in total from Zhejiang Shaoxing Ruifeng Rural Commercial Bank Co., Ltd under the credit line pledged by the land use right and property, plant and equipment of the Company as described in Note 11. The additional borrowings bear an annual interest rate of 5.4% with repayment date on July 25, 2030.